SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                        For the month of November 2003

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.      Safe Harbor Statement

2.      3rd Quarter Results dated 20 November 2003


Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.


Exhibit 2



Contact                                       Date 20 November 2003
Stephen J Devany
Head of Corporate Communications
Tel +44 (0) 20 8877 5153
Email sdevany@tomkins.co.uk
Rollo Head / Charlotte Hepburne-Scott
Finsbury
Tel +44 (0) 20 7251 3801


               Unaudited 2003 third quarter and nine-month results

Contents

1. Highlights

2. Board statement

3. Operating review

4. Financial review

5. Financial information in sterling under UK GAAP

6. Financial information in US dollars under US GAAP

7. Reconciliation of financial information in sterling under

UK GAAP to financial information in US dollars under US GAAP

Notes

1. Following the change of the Group's accounting reference date from 30 April to 31 December, which was accomplished by using an eight-month accounting period from 1 May 2002 to 31 December 2002, the Group is now reporting its results on a quarterly basis in sterling under UK GAAP and in US dollars under US GAAP. Unless otherwise stated, the commentary in this announcement refers to the UK GAAP financial information.

2. Commentary on the third quarter results compares unaudited results for the 91 day period from 6 July 2003 to 4 October 2003 ("Q3 2003") with unaudited results extracted from the management accounts for the 91 day period from 30 June 2002 to 28 September 2002 ("Q3 2002"). Commentary on the nine-month results compares unaudited results for the 277 day period from 1 January 2003 to 4 October 2003 with unaudited results extracted from the management accounts for the 280 day period from 23 December 2001 to 28 September 2002.

3. The financial information for the quarters and the nine-month periods provided in this announcement have not been subject to audit or review by the auditors.

4. Around 70 per cent of the Group's businesses are based in the USA. Financial information has been translated at the average rate of GBP1=$1.61 for Q3 2003, compared with GBP1=$1.51 in Q3 2002, and at the average rate of GBP1=$1.61 in the nine-month period to 4 October 2003, compared with GBP1=$1.48 in the nine-month period to 28 September 2002, reflecting a 6.6 per cent and 8.8 per cent reduction in the US dollar sterling exchange rate respectively.

5. In this announcement, the term "underlying" indicates the amount has been adjusted for the effects of currency translation, acquisitions and disposals; in the case of profits, the amount is also stated before goodwill amortisation and operating exceptional items. Some figures and ratios mentioned in this announcement are not readily available from the financial information and details of how these figures and ratios have been arrived at are set out at the end of section 5 and in the Financial Review.

1. HIGHLIGHTS
  Third quarter                                                 Nine months
    (Unaudited)                                                  (Unaudited)
Q3 2003   Q3 2002                                               2003      2002
   GBPm      GBPm                                               GBPm      GBPm

  820.3     779.6   Sales                                    2,419.3   2,492.8
                    Operating profit before operating
                    exceptional items and goodwill
                    amortisation:
   46.5      44.7   Industrial & Automotive                    144.3     140.5
   14.4      13.7   Air Systems Components                      31.7      41.0
   19.7      18.9   Engineered & Construction Products          52.3      59.5
   (6.2)     (7.2)  Centre                                     (17.9)    (11.9)
   74.4      70.1   Group operating profit before operating    210.4     229.1
                    exceptional items and goodwill
                    amortisation
  (11.6)    (11.6)  Operating exceptional items                (27.5)    (28.3)
   62.8      58.5   Operating profit before goodwill           182.9     200.8
                    amortisation
    5.1         -   Non operating exceptional items            (13.3)     11.0
   61.7      56.1   Profit before tax                          156.4     205.1
   4.76p     4.76p  Basic earnings per share before non        13.88p    16.46p
                    operating exceptional items and goodwill
                    amortisation
   4.73p     4.54p  Basic earnings per share                   10.76p    16.30p
     $m        $m                                                 $m        $m

1,245.7   1,117.4   Net sales from continuing operations in  3,623.2   3,370.3
                    US dollars under US GAAP
   79.7      94.5   Operating income from continuing           268.1     306.9
                    operations before goodwill amortisation
                    in US dollars under US GAAP

- Underlying sales and operating profit before operating exceptional items and goodwill amortisation up by 5.6 per cent and 14.1 per cent respectively in the third quarter.
- Excellent growth in Industrial & Automotive due to the benefits of strategic manufacturing initiatives and new products.
- Strong margin recovery in Air Systems Components with third quarter operating margins, calculated before operating exceptional items and goodwill amortisation, of 12.1 per cent.
- Engineered & Construction Products benefited from the strong US residential construction market and another good performance from Dexter.
- Reported sales in the nine-month period were GBP2,419.3 million, an underlying increase of 3.5 per cent.
- Reported operating profit before operating exceptional items and goodwill amortisation in the nine-month period was GBP210.4 million, an underlying increase of 2.5 per cent.
- The effect of currency translation, particularly the weakness of the US dollar, reduced reported sales and operating profit before operating exceptional items and goodwill amortisation by GBP15.4 million and GBP3.1 million respectively in the third quarter and by GBP141.1 million and GBP19.6 million respectively in the nine-month period.

James Nicol, Chief Executive Officer, commented:

"Our achievements in the third quarter demonstrate that we remain on track to realise our 2003 objectives of preparing the Group for improvements in our markets while delivering a satisfactory financial performance. Regardless of whether our end markets improve in 2004, Tomkins will be a better company because of our focus upon product and process innovation, manufacturing excellence and global expansion."

2. BOARD STATEMENT

Summary of first nine months' results

In the first nine months of 2003, underlying sales were up by 3.5 per cent and underlying operating profit increased by 2.5 per cent. Reported sales and operating profit (before operating exceptional items and goodwill amortisation) were GBP2,419.3 million (first nine months 2002: GBP2,492.8 million) and GBP210.4 million (first nine months 2002: GBP229.1 million) respectively.

The effect of currency translation, particularly the weakness of the US dollar, reduced reported sales and operating profit (before operating exceptional items and goodwill amortisation) by GBP15.4 million and GBP3.1 million respectively in the third quarter and by GBP141.1 million and GBP19.6 million respectively in the first nine months.

Underlying sales and operating profits in Industrial & Automotive were significantly ahead, benefiting from further improvements in the automotive aftermarket, particularly in Europe and Asia, market share gains and new product introductions. Air Systems Components operating margins, calculated before operating exceptional items, returned to double digits at 12.1 per cent in the third quarter. Engineered & Construction Products produced a strong third quarter performance with another good performance from Dexter and generally improved results elsewhere.

Centre costs in the first nine months were in line with the corresponding period last year, after taking into account the benefit of GBP5.5 million provision releases last year.

Operating exceptional items before taxation in the nine-month period were GBP27.5 million (first nine months 2002: GBP28.3 million) and non operating exceptional charges were GBP13.3 million (first nine months 2002: non operating exceptional income of GBP11.0 million).

The net interest charge was GBP4.6 million (first nine months 2002: net interest income of GBP1.1 million) and profit before taxation was GBP156.4 million (first nine months 2002: GBP205.1 million).

The tax charge for the nine-month period is calculated at an effective rate on total profit of 27.0 per cent (2002: 21.7 per cent).

Basic earnings per share before exceptional items and goodwill amortisation were
13.88 pence (first nine months 2002: 16.46 pence) and basic earnings per share were 10.76 pence (first nine months 2002: 16.30 pence).

Outlook

We do not anticipate any significant changes in our markets during the remainder of this year and therefore we believe that the underlying business performance for 2003 will be in line with our expectations as set out in the interim results. However, there will be a continuing translation impact on the fourth quarter results given the renewed weakness of the US dollar against sterling. Looking further ahead, the strong platform we have created by refocusing and restructuring the Group should have a positive impact upon the Group in 2004 and beyond.

3. OPERATING REVIEW

Industrial & Automotive

  Unaudited                       Three months to         Three months to          Nine months         Nine months to
                                   4 October 2003       28 September 2002    to 4 October 2003      28 September 2002
                                             GBPm                    GBPm                 GBPm                   GBPm

  Sales
  Powertrain                                236.7                   192.9                669.9                  607.1
  Fluid Power                                79.0                    75.9                238.7                  252.1
  Wiper Systems                              68.3                    68.3                213.4                  207.9
  Fluid Systems                              58.1                    52.0                164.7                  165.3
  Other                                      70.9                    75.2                216.6                  249.1
  Total sales                               513.0                   464.3              1,503.3                1,481.5
  Operating profit (1)                       46.5                    44.7                144.3                  140.5
  Operating margin (1)                       9.1%                    9.6%                 9.6%                   9.5%
  Average net operating                                                                  786.5                  794.7
  assets (2)
  Return on average net                                                                  24.5%                  23.6%
  operating assets (1) (4)
  Return on invested                                                                      7.8%                   9.0%
  capital (3) (4)
  Capital expenditure                                                                     78.5                   87.7
  Depreciation                                                                            67.4                   62.4
  Employees (number)                                                                    24,008                 22,928


(1)   Before operating exceptional items and goodwill amortisation
(2)   Excluding goodwill
(3)   Before operating exceptional items and goodwill amortisation and after tax
(4)   Annualised

Tomkins Industrial & Automotive group manufactures a wide range of systems and components for the industrial and automotive markets through four business areas, Powertrain (which comprises Power Transmission and Stackpole), Fluid Power, Wiper Systems and Fluid Systems selling to original equipment manufacturers and the replacement markets throughout the world. In addition, the group has a number of discrete businesses that manufacture products primarily for the automotive replacement markets. Its brands include Gates, Stackpole, Stant, Schrader and Trico.

Industrial & Automotive continued to benefit from the significant investment in its businesses during the past three years and improved its performance in the third quarter despite generally weaker markets. Although North American and European automotive production were down 5.1 per cent and 4.9 per cent respectively in the third quarter compared with last year, underlying sales and operating profits were 6.8 per cent and 6.1 per cent ahead. In the nine-month period, underlying sales and operating profits were 6.2 per cent and 12.4 per cent ahead of last year.

In Powertrain, Power Transmission produced another excellent performance as it continued to build market share across each of its product groups. Although global automotive production was down in the third quarter, underlying sales in the nine-month period were up by 7.9 per cent helped by strong aftermarket sales and new platform wins. During the nine-month period, it received its first order for its Electro-mechanical Drive "Stop Start" system which will go into production with a European car manufacturer in 2004. This system, based upon our proprietary belts and tensioners, reduces emissions and produces projected fuel savings of between five and eight per cent. The integration of Stackpole has progressed well and it made a useful first time contribution, although its performance was affected by the impact of the power outage in North America in August.

Fluid Power saw some weak signs of recovery in its end markets in the third quarter after a poor first half, with US demand for construction equipment stabilising and some improvement in replacement markets. An improved third quarter performance resulted in year-to-date underlying operating profit in line with the corresponding period last year.

Wiper Systems had another strong quarter helped by market share gains and a strong aftermarket performance. Underlying sales and operating profit in the first nine months were 9.4 per cent and 45.3 per cent ahead of last year.

In Fluid Systems, underlying sales and operating profit were ahead of last year. Schrader Electronics, the market leader in remote tyre pressure monitoring, commenced adding capacity to meet the growth of demand from the car manufacturers.



Air Systems Components

  Unaudited                       Three months to         Three months to          Nine months         Nine months to
                                   4 October 2003       28 September 2002    to 4 October 2003      28 September 2002
                                             GBPm                   GBPm                  GBPm                   GBPm

  Sales                                     119.3                   122.9                346.6                  387.7
  Operating profit (1)                       14.4                    13.7                 31.7                   41.0
  Operating margin (1)                      12.1%                   11.1%                 9.1%                  10.6%
  Average net operating                                                                  125.4                  143.6
  assets (2)
  Return on average net                                                                  33.7%                  38.1%
  operating assets (1) (4)
  Return on invested                                                                     11.8%                  12.0%
  capital (3) (4)
  Capital expenditure                                                                      6.7                   10.6
  Depreciation                                                                            12.4                   12.7
  Employees (number)                                                                     6,991                  7,074


(1)     Before operating exceptional items and goodwill amortisation
(2)     Excluding goodwill
(3) Before operating exceptional items and goodwill amortisation and after tax
(4)     Annualised

Tomkins Air Systems Components group is the leading manufacturer of air handling components in North America, supplying the heating, ventilation and air conditioning ("HVAC") market. The product range includes fans, grilles, registers, diffusers, fan coils and terminal units for residential and commercial applications and dampers for commercial and industrial use. Products are sold under the leading brand names in the industry, including Hart & Cooley, Ruskin, Lau, Titus, Krueger and Actionair.

Air Systems Components produced a strong performance in the third quarter with operating margins returning as predicted to double digits. Operating margins in the third quarter of the year, calculated before operating exceptional items and goodwill amortisation, were 12.1 per cent compared with 7.6 per cent in the first half of the year. Underlying sales and operating profit in the third quarter were up by 1.0 per cent and 9.1 per cent respectively compared with the corresponding period last year despite a continuing weak market in industrial and commercial construction some seven per cent below last year. The US residential construction market, around 40 per cent of ASC sales, remained strong with national housing starts in the first nine months up around five per cent.

Opportunities to expand the business outside the US are being pursued with discussions taking place in relation to expanding our presence in Asia and in particular China.


Engineered & Construction Products

  Unaudited                       Three months to         Three months to          Nine months         Nine months to
                                   4 October 2003       28 September 2002    to 4 October 2003      28 September 2002
                                             GBPm                    GBPm                 GBPm                   GBPm
  Sales
  Lasco                                      57.5                    60.3                176.1                  204.7
  Philips Doors & Windows                    42.8                    41.8                116.1                  123.8
  Material Handling                          26.9                    21.0                 76.2                   75.7
  Dexter Wheels & Axles                      46.0                    44.9                138.3                  149.6
  Valves, Taps & Mixers                      14.8                    24.4                 62.7                   69.8
  Total sales                               188.0                   192.4                569.4                  623.6
  Operating profit (1)                       19.7                    18.9                 52.3                   59.5
  Operating margin (1)                      10.5%                    9.8%                 9.2%                   9.5%
  Average net operating                                                                  187.3                  231.0
  assets (2)
  Return on average net                                                                  37.2%                  34.3%
  operating assets (1) (4)
  Return on invested                                                                     16.5%                  15.3%
  capital (3) (4)
  Capital expenditure                                                                     16.0                   14.7
  Depreciation                                                                            17.3                   18.0
  Employees (number)                                                                     9,424                 10,005


(1)     Before operating exceptional items and goodwill amortisation
(2)     Excluding goodwill
(3) Before operating exceptional items and goodwill amortisation and after tax
(4)     Annualised

Tomkins Engineered & Construction Products group manufactures a range of engineered products for a variety of end markets primarily related to the building, construction, truck and trailer and automotive industries. Over 90 per cent of the sales are within North America. Each of the business areas has a good competitive position as a result of a strong branded product offering and a low manufacturing cost base. Long established relationships in the channels to market also provide competitive strength.

Following a difficult first half of the year, Engineered & Construction Products produced a much better performance in the third quarter, with underlying sales and operating profits up by 5.4 per cent and 27.1 per cent respectively. Overall in the first nine months, underlying sales and operating profit increased by 1.0 per cent and 2.8 per cent respectively compared with the corresponding period last year.

Lasco Bathware sales in the residential construction market were strong but underlying sales were down 1.9 per cent in the nine months due to lower original equipment sales. Lasco Fittings had a very difficult quarter as sales were affected by weakness in its important irrigation market and increased PVC raw material prices reduced operating margins.
In Philips Doors & Windows, underlying sales in the first nine months were up by
2.1 per cent due to further market share gains in residential construction, offset in part by continued weakness in manufactured housing.

Dexter Wheels & Axles produced another good result with nine-month underlying sales up 0.7 per cent. The industrial and utility market remained strong, more than compensating for a significant decline in sales to the manufactured housing market.

Material Handling, which is in the process of being sold, returned to profitability following improved third quarter sales. The remaining UK valves and taps businesses, which are also being sold, produced a small operating loss.

4. FINANCIAL REVIEW

Financial results
The following tables set out the underlying movement in operating profit before and after operating exceptional items, identifying the impact of currency movements, acquisitions and disposals and operating exceptional items.

A: Three months ended 4 October 2003 (Unaudited)


Group                                                                                                    GBP million

               Sales               (1)Operating            (1)Operating            Operating           (1)Operating
                                  profit before          profit before          exceptional           profit after
                                      operating              operating                items              operating
                                    exceptional            exceptional                                 exceptional
                                      items and                  items                                       items
                                  central costs

                          Change                 Change               Change               Change                Change
Q3 2002        779.6                   77.3                   70.1                 (11.6)                   58.5
Exchange rate
effect         (15.4)                 (3.1)                  (3.1)                  0.2               (2.9)
Disposals      (16.6)                 (3.1)                  (3.1)                    -               (3.1)
               747.6                   71.1                  63.9                 (11.4)
Acquisitions    31.1        4.2%        1.5        2.1%       1.5       2.3%          -         -      1.5
Restructuring
charges            -          -           -          -          -         -        (0.2)     (1.8)%   (0.2)
Underlying
change          41.6        5.6%        8.0       11.3%       9.0      14.1%          -         -      9.0

                                                                                                             4.3    7.4%
Q3 2003        820.3                   80.6                  74.4                 (11.6)                    62.8



Industrial & Automotive                                                                                GBP million

                   Sales          (1)Operating      Operating exceptional items     (1)Operating profit
                                  profit before                                     after operating
                                  operating                                         exceptional items
                                  exceptional
                                  items
                       Change            Change                           Change                   Change
Q3 2002        464.3              44.7                     (5.6)                           39.1
Exchange rate
effect          (7.2)             (2.0)                    (0.3)                    (2.3)
Disposals       (5.9)             (0.3)                       -                     (0.3)
               451.2              42.4                     (5.9)
Acquisitions    31.1      6.9%     1.5      3.5%              -               -      1.5
Restructuring
charges            -        -        -        -            (3.7)          (62.7)%   (3.7)
Underlying
change          30.7      6.8%     2.6      6.1%              -               -      2.6
                                                                                           (2.2)    (5.6)%
Q3 2003        513.0              46.5                     (9.6)                           36.9



Air Systems Components                                                                  GBP million

                  Sales          (1)Operating      Operating exceptional items     (1)Operating profit
                                 profit before                                     after operating
                                 operating                                         exceptional items
                                 exceptional
                                 items
                      Change            Change                          Change                   Change
Q3 2002       122.9              13.7                     (4.1)                            9.6
Exchange rate
effect         (4.8)             (0.5)                     0.3                     (0.2)
              118.1              13.2                     (3.8)
Restructuring
charges           -        -        -        -             3.2            84.2%     3.2
Underlying
change          1.2      1.0%     1.2      9.1%              -               -      1.2
                                                                                           4.2     43.8%
Q3 2003       119.3              14.4                     (0.6)                           13.8

(1) Before goodwill amortisation



Engineered & Construction Products                                                         GBP million

                  Sales          (1)Operating      Operating exceptional items     (1)Operating profit
                                 profit before                                     after operating
                                 operating                                         exceptional items
                                 exceptional
                                 items
                      Change            Change                          Change                    Change
Q3 2002       192.4              18.9                     (1.9)                           17.0
Exchange rate
effect         (3.4)             (0.6)                     0.2                     (0.4)
Disposals     (10.7)             (2.8)                       -                     (2.8)
              178.3              15.5                     (1.7)
Restructuring
charges           -        -        -        -             0.3            17.6%     0.3
Underlying
change          9.7      5.4%     4.2     27.1%              -               -      4.2
                                                                                           1.3      7.6%
Q3 2003       188.0              19.7                     (1.4)                           18.3



Central Costs                                                                                    GBP million

                                         (1)Operating profit              Operating      (1)Operating profit
                                            before operating        exceptional items        after operating
                                           exceptional items                               exceptional items
                                                      Change                    Change                       Change

Q3 2002                                     (7.2)                       -                        (7.2)
Underlying
change                                       1.0       13.8%            -                         1.0         13.8%
Q3 2003                                     (6.2)                       -                        (6.2)



B: Nine months ended 4 October 2003 (Unaudited)

Group                                                                                                   GBP million

                   Sales              (1)Operating             (1)Operating            Operating       (1)Operating
                                     profit before            profit before          exceptional       profit after
                                         operating                operating                items          operating
                                       exceptional              exceptional                             exceptional
                                         items and                    items                                   items
                                     central costs
                          Change                 Change               Change               Change                Change
Q1 - Q3 2002     2,492.8              241.0                  229.1               (28.3)                    200.8
Exchange rate
effect            (141.1)             (19.6)                 (19.6)                1.8              (17.8)
Disposals          (47.9)              (5.9)                  (5.9)                  -               (5.9)
                 2,303.8              215.5                  203.6               (26.5)
Acquisitions        35.3    1.5%        1.8        0.8%        1.8      0.9%         -         -      1.8
Restructuring
charges                -      -           -          -           -        -       (1.0)     (3.8)%   (1.0)
Underlying
change              80.2    3.5%       11.0        5.1%        5.0      2.5%         -         -      5.0

                                                                                                           (17.9) (8.9)%
Q1 - Q3 2003     2,419.3              228.3                  210.4               (27.5)                    182.9



Industrial & Automotive                                                                  GBP million

                    Sales           (1)Operating       Operating          (1)Operating profit after
                                    profit before      exceptional        operating exceptional
                                    operating          items              items
                                    exceptional
                                    items
                         Change             Change             Change                      Change
Q1 - Q3 2002   1,481.5              140.5              (20.7)                      119.8
Exchange rate
effect           (73.2)             (12.3)               1.1               (11.2)
Disposals        (25.6)              (1.4)                 -                (1.4)
               1,382.7              126.8              (19.6)
Acquisitions      35.3      2.6%      1.8      1.4%        -        -        1.8
Restructuring
charges              -        -         -        -       5.5     28.1%       5.5
Underlying
change            85.3      6.2%     15.7     12.4%        -        -       15.7
                                                                                    10.4      8.7%
Q1 - Q3 2003   1,503.3              144.3              (14.1)                      130.2

(1) Before goodwill amortisation


Air Systems Components                                                                       GBP million

                  Sales          (1)Operating      Operating exceptional items     (1)Operating profit
                                 profit before                                     after operating
                                 operating                                         exceptional items
                                 exceptional
                                 items
                      Change            Change                           Change                   Change
Q1 - Q3       387.7              41.0                     (5.7)                           35.3
2002
Exchange rate
effect        (30.3)             (3.2)                     0.5                     (2.7)
              357.4              37.8                     (5.2)
Restructuring
charges           -        -        -        -             2.3            44.2%     2.3
Underlying
change        (10.8)    (3.0)%   (6.1)   (16.1)%             -               -     (6.1)
                                                                                          (6.5)   (18.4)%
Q1 - Q3       346.6              31.7                     (2.9)                           28.8
2003



Engineered & Construction Products                                                             GBP million

                  Sales          (1)Operating      Operating exceptional items     (1)Operating profit
                                 profit before                                     after operating
                                 operating                                         exceptional items
                                 exceptional
                                 items
                      Change            Change                           Change                     Change
Q1 - Q3       623.6              59.5                      (1.9)                            57.6
2002
Exchange rate
effect        (37.6)             (4.1)                      0.2                     (3.9)
Disposals     (22.3)             (4.5)                        -                     (4.5)
              563.7              50.9                      (1.7)
Restructuring
charges           -                 -        -             (8.8)        (517.6)%    (8.8)
Underlying
change          5.7      1.0%     1.4      2.8%               -              -       1.4
                                                                                           (15.8)   (27.4)%
Q1 - Q3       569.4              52.3                     (10.5)                            41.8
2003


Central Costs                                                        GBP million

           (1)Operating        Operating exceptional items     (1)Operating
           profit before                                       profit after
           operating                                           operating
           exceptional                                         exceptional
           items                                               items
                     Change                         Change                Change
Q1 - Q3    (11.9)                     -                        (11.9)
2002
Underlying
change      (6.0)    (50.4)%          -                  -      (6.0)    (50.4)%
Q1 - Q3    (17.9)                     -                        (17.9)
2003

(1) Before goodwill amortisation


Around 70 per cent of the Group's businesses are based in the United States of America. In the third quarter of 2003, the US dollar denominated results were translated at an average rate of GBP1=$1.61 compared with GBP1=$1.51 in the third quarter of 2002, which represents a 6.6 per cent reduction in the US dollar to sterling exchange rate.

For the first nine months of 2003, the US dollar denominated results were translated at an average rate of GBP1=$1.61 compared with GBP1=$1.48 in the first nine months of 2002, which represents an 8.8 per cent reduction in the US dollar to sterling exchange rate.

Operating exceptional items

Of the total operating exceptional items relating to Strategic Manufacturing Initiatives ("SMIs") of GBP27.5 million, GBP6.9 million relates to projects started in 2002 and GBP20.6 million to projects started in the period.

Non-operating exceptional items

Sale proceeds from the disposal of our formed fibre business were GBP29.9 million, giving rise to an estimated profit on disposal of GBP12.8 million before taking into account GBP8.9 million of related goodwill. The full year operating profits of this business would have amounted to approximately GBP5 million.

Finance costs

The type and the currency of the cash and loan balances affect the net interest position of the Group. Although we have net debt, this is made up of gross cash and gross debt. The gross debt relates primarily to the sterling bond issued in December 2001, which is at a floating rate of around 6.6 per cent, and the sterling bond issued in September 2003, which is at a floating rate of around
4.8 per cent. The majority of the cash balances are denominated in US dollars and sterling, earning lower rates of income than the cost of the gross debt. The financing structure of the Group has been revised as a result of the redemption of the redeemable convertible cumulative preference shares on 26 August 2003 as outlined below.

The net interest expense in Q3 2003 was GBP2.7 million (Q3 2002: net interest income of GBP0.1 million). The net interest expense in the first nine months was GBP4.6 million (2002: Net interest income of GBP1.1 million). We anticipate that the net interest cost for the full year will be in the region of GBP8 million.

Redemption of the redeemable convertible cumulative preference shares

On 26 August 2003, all of the redeemable convertible cumulative preference shares were redeemed prior to the contracted redemption date of 29 July 2006. The redemption price of $48.50 per share plus accrued dividends to the date of redemption amounted to $604.1 million. The redemption price was at a $1.50 discount to the par value of $50.00 per share. The redemption was financed partly from existing cash resources and partly from a two year, GBP250 million committed bank facility entered into for the purposes of the redemption on 1 July 2003. This facility was prepaid and cancelled upon the issue of a GBP250m sterling bond in September 2003. The financial effect of the redemption has been to replace the redeemable preference shares with debt on the balance sheet giving rise to a net debt position for the Group.

Cash flow

The cash movement for the nine-month period compared with the first nine months of 2002 is summarized in the following table:

Unaudited                                           4 October     28 September
                                                         2003             2002
                                                  GBP million      GBP million

Opening cash                                            157.6             40.9
Net cash inflow from operating activities               240.5            317.0
Capital expenditure (net)                               (80.0)          (104.5)
Operating cash flow                                     160.5            212.5
Tax                                                      (9.2)           (36.5)
Interest and dividends                                  (91.6)           (59.7)
Redemption of preference shares                        (384.5)               -
Other movements                                          (7.2)            (5.8)
Cash increase before acquisitions and
disposals                                              (332.0)           110.5
Acquisitions and disposals                             (109.1)            49.9
Translation                                              15.4            (11.9)
Net funds movement                                     (425.7)           148.5
Closing (debt)/cash                                    (268.1)           189.4

The change in the net inflow from operating activities is attributable to two main factors. In the first nine months of 2002, there was a reduction in stocks of GBP19.9 million largely attributable to de-stocking in Industrial &
Automotive. In the first nine months of 2003, there has been an increase in debtor balances of GBP47.2 million due substantially to the increase in, and change in mix of, underlying sales in the nine-month period and to the timing of the quarter end date. The ratio of working capital to moving annual total sales in the period was 13.2 per cent (2002: 13.2 per cent).

Operating cash flow is stated after GBP19.9 million of restructuring costs and GBP 18.8 million of capital expenditure associated with the various restructuring projects. At the full year we are expecting capital expenditure to be in the region of GBP150 million.

Pensions

The pension charge for funded defined benefit schemes for the first nine months of 2003 totalled GBP16.0 million (2002: GBP10.9 million) with cash contributions of GBP14.1 million (2002: GBP9.4 million).

Results prepared under US GAAP in US dollars

Operating income from continuing operations under US GAAP in Q3 2003 was $79.7 million (GBP49.5 million), compared to $94.5 million (GBP62.6 million) in Q3 2002.

Operating income from continuing operations under US GAAP in the first nine months of 2003 was $268.1 million (GBP166.5 million), compared to $306.9 million (GBP207.4 million) in the first nine months of 2002. The latter is stated before goodwill amortisation charged in the four months to 30 April 2002. With effect from 1 May 2002, the Company adopted US Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and the amortisation of goodwill ceased from that date. Net income under US GAAP was $284.2 million (GBP176.4 million) in the first nine months of 2003, which compared to $178.3 million (GBP119.9 million) in the first nine months of 2002.

The differences between operating income under US GAAP and UK GAAP arise from the treatment of costs associated with exit or disposal activities, goodwill, intangible assets, pension costs and share options. Net income under US GAAP, which was $78.3 million (GBP48.6 million) in Q3 2003, compared to $82.6 million (GBP 54.7 million) in Q3 2002, is subject to additional adjustments relating to the treatment of the costs associated with the preference share redemption, capitalised interest, derivatives and deferred tax.

Shareholders' equity under US GAAP was $2,564.0 million (GBP1,537.7 million) at 4 October 2003, compared to $2,561.4 million (GBP1,628.8 million) at 28 September 2002. The adjustments from UK GAAP reflect the cumulative effect of adjustments noted above and the reclassification of Tomkins own shares, held in trust under employee share ownership plans, into and the reclassification of the redeemable convertible cumulative preference shares out of shareholders equity.

Reconciliations of profit attributable to shareholders and of shareholders equity under UK and US GAAP are included in section 7.

5. FINANCIAL INFORMATION IN STERLING UNDER UK GAAP

Consolidated profit and loss account for the three months ended 4 October 2003 prepared under accounting principles generally accepted in the United Kingdom (Unaudited)


   For the three              4 October 2003 (3 months)                     28 September 2002 (3 months)
  months ended 4
   October 2003

              Notes       Before     Goodwill Exceptional   Total         Before     Goodwill Exceptional   Total
                        goodwill amortisation      items1     GBP       goodwill amortisation      items1     GBP
                    amortisation  GBP million GBP million million   amortisation  GBP million GBP million million
                             and                                             and
                     exceptional                                     exceptional
                           items                                           items
                     GBP million                                     GBP million

Turnover -        1        820.3             -          -   820.3          779.6            -           -   779.6
Continuing
operations

Operating profit
Continuing                  62.0         (3.5)          -    58.5           58.3        (2.5)           -    55.8
operations
Utilisation of               0.7             -          -     0.7              -            -           -       -
provision for
loss on exit of
business
                            62.7         (3.5)          -    59.2           58.3        (2.5)           -    55.8

Share of profits             0.1             -          -     0.1            0.2            -           -     0.2
of associates
Operating profit  1         62.8         (3.5)          -    59.3           58.5        (2.5)           -    56.0
including
associates
Profit on                      -             -        3.8     3.8              -            -           -       -
disposal of
operations
Profit on                      -             -        1.3     1.3              -            -           -       -
disposal of fixed
assets
Profit before               62.8         (3.5)        5.1    64.4           58.5        (2.5)           -    56.0
interest
Net interest               (2.7)             -          -   (2.7)            0.1            -           -     0.1

Profit on                   60.1         (3.5)        5.1    61.7           58.6        (2.5)           -    56.1
ordinary
activities before
tax

Before                      60.1         (3.5)          -    56.6           58.6        (2.5)           -    56.1
exceptional items
Exceptional items              -             -        5.1     5.1              -            -           -       -

Tax on profit on          (14.8)           0.7      (2.5)  (16.6)         (10.2)          0.8           -   (9.4)
ordinary
activities

Profit on                   45.3         (2.8)        2.6    45.1           48.4        (1.7)           -    46.7
ordinary
activities after
tax
Equity minority            (1.5)             -          -   (1.5)          (2.2)            -           -   (2.2)
interest

Profit                      43.8         (2.8)        2.6    43.6           46.2        (1.7)           -    44.5
attributable to
shareholders
Dividends on               (7.1)             -          -   (7.1)          (9.5)            -           -   (9.5)
equity and
non-equity shares
Gain arising on             10.8             -          -    10.8              -            -           -       -
the early
redemption of
redeemable
convertible
cumulative
preference shares
Retained profit             47.5         (2.8)        2.6    47.3           36.7        (1.7)           -    35.0

Earnings per
share
Basic                      4.76p                            4.73p          4.76p                            4.54p
Diluted                    4.63p                            4.61p          4.64p                            4.47p


1 Exceptional items exclude those relating to operating profit (see note 1).

Note of historical cost profits
The profits for all periods are reported under the historical cost convention.



Consolidated profit and loss account for the nine months ended 4 October 2003 prepared under accounting principles generally accepted in the United Kingdom


For the nine months     4 October 2003 (Unaudited) (9 months)         28 September 2002 (Unaudited) (9 months)
  ended 4 October
       2003
              Notes       Before     Goodwill Exceptional   Total         Before     Goodwill Exceptional    Total
                        goodwill amortisation      items1     GBP       goodwill amortisation      items1      GBP
                    amortisation  GBP million GBP million million   amortisation  GBP million GBP million  million
                             and                                             and
                     exceptional                                     exceptional
                           items                                           items
                     GBP million                                     GBP million


Turnover -        2      2,419.3             -          - 2,419.3        2,492.8            -           - 2,492.8
Continuing
operations

Operating profit
Continuing                 181.5         (8.6)          -   172.9          201.6        (7.8)           -   193.8
operations
Utilisation of               0.7             -          -     0.7              -            -           -       -
provision for
loss on exit of
business
                           182.2         (8.6)          -   173.6          201.6        (7.8)           -   193.8

Share of profits/            0.7             -          -     0.7          (0.8)            -           -   (0.8)
(losses) of
associates

Operating profit  2        182.9         (8.6)          -   174.3          200.8        (7.8)           -   193.0
including
associates
(Loss)/profit on               -             -     (18.0)  (18.0)              -            -        11.0    11.0
disposal of
operations
Reversal of                    -             -          -       -              -            -           -       -
provision for
loss on disposal
of business
Provision for                  -             -     (32.6)  (32.6)              -            -           -       -
loss on exit of
business
Reversal of other              -             -       33.1    33.1              -            -           -       -
provisions -
disposal of
operations and
related
warranties
Profit on                      -             -        4.2     4.2              -            -           -       -
disposal of fixed
assets

Profit before              182.9         (8.6)     (13.3)   161.0          200.8        (7.8)        11.0   204.0
interest
Net interest               (4.6)             -          -   (4.6)            1.1            -           -     1.1

Profit on                  178.3         (8.6)     (13.3)   156.4          201.9        (7.8)        11.0   205.1
ordinary
activities before
tax

Before                     178.3         (8.6)          -   169.7          201.9        (7.8)               194.1
exceptional items
Exceptional items              -             -     (13.3)  (13.3)              -            -        11.0    11.0

Tax on profit on  3       (40.1)           2.3      (4.4)  (42.2)         (40.0)          2.5       (6.9)  (44.4)
ordinary
activities

Profit on                  138.2         (6.3)     (17.7)   114.2          161.9        (5.3)         4.1   160.7
ordinary
activities after
tax
Equity minority            (6.5)             -          -   (6.5)          (5.7)            -           -   (5.7)
interest

Profit                     131.7         (6.3)     (17.7)   107.7          156.2        (5.3)         4.1   155.0
attributable to
shareholders
Dividends on              (60.3)             -          -  (60.3)         (86.5)            -           -  (86.5)
equity and
non-equity shares
Gain arising on             10.8             -          -    10.8              -            -           -       -
the early
redemption of
redeemable
convertible
cumulative
preference shares

Retained profit             82.2         (6.3)     (17.7)    58.2           69.7        (5.3)         4.1    68.5

Earnings per
share
Basic             4       13.88p                           10.76p         16.46p                           16.30p
Diluted           4       13.45p                           10.74p         15.68p                           15.56p


Dividends per                                               4.60p                                           7.40p
ordinary share

1 Exceptional items exclude those relating to operating profit (see note 2).

Note of historical cost profits
The profits for all periods are reported under the historical cost convention.


Consolidated profit and loss account for the nine months ended 4 October 2003 prepared under accounting principles generally accepted in the United Kingdom


                           31 December 2002 (Audited) (8 months)

                Notes       Before     Goodwill Exceptional    Total
                          goodwill amortisation      items1      GBP
                      amortisation  GBP million GBP million  million
                               and
                       exceptional
                             items
                       GBP million

Turnover -          2      2,097.2            -           - 2,097.2
Continuing
operations

Operating profit
Continuing                   149.9        (6.8)           -   143.1
operations
Utilisation of                   -            -           -       -
provision for loss
on exit of business
                             149.9        (6.8)           -   143.1

Share of profits/              0.7            -           -     0.7
(losses) of
associates

Operating profit    2        150.6        (6.8)           -   143.8
including
associates
(Loss)/profit on                 -            -         7.1     7.1
disposal of
operations
Reversal of                      -            -         3.5     3.5
provision for loss
on disposal of
business
Provision for loss               -            -           -       -
on exit of business
Reversal of other                -            -           -       -
provisions -
disposal of
operations and
related warranties
Profit on disposal               -            -           -       -
of fixed assets

Profit before                150.6        (6.8)        10.6   154.4
interest
Net interest                 (1.3)            -           -   (1.3)

Profit on ordinary           149.3        (6.8)        10.6   153.1
activities before
tax

Before exceptional           149.3        (6.8)           -   142.5
items
Exceptional items                -            -        10.6    10.6

Tax on profit on    3       (22.8)          2.2       (8.6)  (29.2)
ordinary activities

Profit on ordinary           126.5        (4.6)         2.0   123.9
activities after
tax
Equity minority              (6.1)            -           -   (6.1)
interest

Profit attributable          120.4        (4.6)         2.0   117.8
to shareholders
Dividends on equity         (86.4)            -           -  (86.4)
and non-equity
shares
Gain arising on the              -            -           -       -
early redemption of
redeemable
convertible
cumulative
preference shares

Retained profit               34.0        (4.6)         2.0    31.4

Earnings per share
Basic               4       12.44p                           12.10p
Diluted             4       12.08p                           11.82p

Dividends per                                                 8.00p
ordinary share


1 Exceptional items exclude those relating to operating profit (see note 2).

Note of historical cost profits
The profits for all periods are reported under the historical cost convention.

Consolidated cash flow statement prepared under accounting principles generally accepted in the United Kingdom


                                               Notes 4 October         28        31
                                                          2003  September  December
                                                     Unaudited       2002      2002
                                                      9 months  Unaudited   Audited
                                                   GBP million   9 months  8 months
                                                              GBP million       GBP
                                                                            million
Cash flow from operating activities              6       240.5      317.0     217.9
Dividends received from associated                         0.5        0.5       0.5
undertakings
Returns on investments and servicing of          7      (33.7)     (25.6)    (33.4)
finance
Tax paid (net)                                   7       (9.2)     (36.5)    (59.5)
Capital expenditure (net)                        7      (80.0)    (104.5)    (94.6)
Financial investments                            7           -      (0.2)     (0.1)
Acquisitions and disposals                       7     (106.3)       49.9      44.9
Equity dividends paid                                   (61.8)     (36.0)    (57.2)
Net cash (outflow)/inflow before use of liquid          (50.0)      164.6      18.5
resources and financing
Financing
Ordinary share issues                                      0.6        2.1       1.1
Redemption of redeemable convertible                   (384.5)          -         -
cumulative preference shares
Buy back of own shares                                       -      (0.2)         -
Mark to market of hedging instruments                        -      (6.1)         -
Cash flow increasing/(decreasing) debt and               297.2      (4.0)    (19.9)
lease financing
Net cash outflow from financing                  7      (86.7)      (8.2)    (18.8)
Management of liquid resources
Cash flow decreasing/(increasing) cash on        7        18.2     (96.7)     109.4
deposit and collateralized cash
(Decrease)/increase in cash in the period              (118.5)       59.7     109.1


Reconciliation of net cash flow to movement in net funds prepared under accounting principles generally accepted in the United Kingdom


                                               Notes 4 October         28        31
                                                          2003  September  December
                                                     Unaudited       2002      2002
                                                      9 months  Unaudited   Audited
                                                   GBP million   9 months  8 months
                                                              GBP million       GBP
                                                                            million
(Decrease)/increase in cash in the period              (118.5)       59.7     109.1
Cash flow (increasing)/decreasing debt and       7     (297.2)        4.0      19.9
lease financing
Cash flow (decreasing)/increasing cash on        7      (18.2)       96.7   (109.4)
deposit and collateralized cash
Change in net funds resulting from cash flows          (433.9)      160.4      19.6
Loans acquired with subsidiaries                 8       (2.8)          -         -
New finance leases                               8       (4.4)          -         -
Translation difference                           8        15.4     (11.9)    (12.8)
(Decrease)/increase in net funds in the period         (425.7)      148.5       6.8
Net funds at 31 December 2002                    8       157.6       40.9     150.8
Net (debt)/funds at 4 October 2003               8     (268.1)      189.4     157.6




Consolidated balance sheet prepared under accounting principles generally accepted in the United Kingdom


                                               Notes 4 October         28         31
                                                          2003  September   December
                                                     Unaudited       2002       2002
                                                   GBP million  Unaudited    Audited
                                                              GBP million        GBP
                                                                             million

Capital employed
Fixed assets
Intangible assets                                        236.0      172.2      168.4
Tangible assets                                          831.1      792.4      787.6
Investments                                                7.9        8.6        8.4
                                                       1,075.0      973.2      964.4
Current assets
Stock                                                    398.4      397.2      400.4
Debtors                                            9     666.9      709.6      624.5
Cash                                                     254.7      391.7      341.5
                                                       1,320.0    1,498.5    1,366.4
Current liabilities
Creditors: amounts falling due within one year    10   (553.9)    (578.7)    (490.2)
Net current assets                                       766.1      919.8      876.2
Total assets less current liabilities                  1,841.1    1,893.0    1,840.6
Creditors: amounts falling due after more than    11   (548.9)    (249.6)    (243.3)
one year
Provisions for liabilities and charges            12   (519.6)    (518.9)    (519.8)
Net assets                                               772.6    1,124.5    1,077.5

Capital and reserves
Called up share capital
Ordinary shares                                           38.7       38.6       38.7
Convertible cumulative preference shares                 337.2      337.2      337.2
Redeemable convertible cumulative preference      13         -      395.5      386.3
shares
                                                         375.9      771.3      762.2
Share premium account                                     92.7       92.1       92.2
Capital redemption reserve                        13     461.9       66.6       66.6
Profit and loss account                           13   (192.8)      159.7      118.5
Shareholders' funds                                      737.7    1,089.7    1,039.5
Equity shareholders' funds                               400.5      357.0      316.0
Non-equity shareholders' funds                           337.2      732.7      723.5
Equity minority interest                                  34.9       34.8       38.0
                                                         772.6    1,124.5    1,077.5

Consolidated statement of total recognised gains and losses

For the nine months ended           4 October 2003              28 September              31 December 2002
4 October 2003                         Unaudited                    2002                      Audited
                                        9 months                  Unaudited                   8 months
                                                                  9 months
                                         GBP        GBP            GBP         GBP            GBP         GBP
                                     million    million        million     million        million     million

Profit attributable to shareholders               107.7                      155.0                      117.8
Foreign exchange translation:
- group                                 4.9                     (126.9)                    (112.1)
- associated undertakings               (0.1)                     (0.7)                      (0.3)
                                                    4.8                     (127.6)                    (112.4)
Total recognised gains and losses                 112.5                       27.4                        5.4


Reconciliation of movement in consolidated shareholders' funds

For the nine months ended 4 October 2003        Notes 4 October         28        31
                                                           2003  September  December
                                                      Unaudited       2002      2002
                                                       9 months  Unaudited   Audited
                                                            GBP   9 months  8 months
                                                        million        GBP       GBP
                                                                   million   million

Total recognised gains and losses for the                 112.5       27.4       5.4
period
Dividends                                           5    (60.3)     (86.5)    (86.4)
Gain arising on early redemption of redeemable             10.8          -         -
convertible cumulative
preference shares
                                                           63.0     (59.1)    (81.0)
Share issues (net of costs)                                 0.6        3.8       2.8
Redemption of redeemable convertible cumulative         (395.3)          -         -
preference shares
Goodwill written back on disposals                         29.9        9.4      10.8
Net reduction in shareholders' funds                    (301.8)     (45.9)    (67.4)
Shareholders' funds at 31 December 2002                 1,039.5    1,135.6   1,106.9
Shareholders' funds at 4 October 2003                     737.7    1,089.7   1,039.5


Notes to the third quarter's financial information prepared under accounting principles generally accepted in the United Kingdom

1. Turnover and operating profit for the three months ended 4 October 2003


a. Segmental analysis                        Turnover           Operating profit*
                                        4 October        28    4 October         28
                                             2003 September         2003  September
                                        Unaudited      2002    Unaudited       2002
                                         3 months Unaudited     3 months  Unaudited
                                              GBP  3 months          GBP   3 months
                                          million       GBP      million        GBP
                                                    million                 million

By activity:
Industrial & Automotive                     513.0     464.3         36.9       39.1
Air Systems Components                      119.3     122.9         13.8        9.6
Engineered & Construction Products          188.0     192.4         18.3       17.0
Central costs                                   -         -        (6.2)      (7.2)
                                            820.3     779.6         62.8       58.5
Goodwill amortisation                           -         -        (3.5)      (2.5)
                                            820.3     779.6         59.3       56.0
By geographical origin:
United States of America                    542.8     550.7         53.5       50.1
United Kingdom                               56.1      47.6       (10.5)      (4.0)
Rest of Europe                               77.3      69.4          4.1        0.9
Rest of the World                           144.1     111.9         15.7       11.5
                                            820.3     779.6         62.8       58.5
Goodwill amortisation                           -         -        (3.5)      (2.5)
                                            820.3     779.6         59.3       56.0
By geographical destination:
United States of America                    567.2     538.7
United Kingdom                               31.0      30.5
Rest of Europe                              112.4      78.8
Rest of the World                           109.7     131.6
                                            820.3     779.6

*Operating profit includes the Group's share of the profits of associated undertakings. The split of the profits/(losses) of associated undertakings analysed by class of business is Industrial & Automotive profit of GBP0.1 million (September 2002 loss of GBP0.8 million) and Engineered & Construction Products GBPnil (September 2002 profit of GBP1.0 million). The split of the goodwill amortisation charged for the period, analysed by class of business, is Industrial & Automotive GBP1.4 million (September 2002 GBP0.4 million), Air Systems Components GBP2.0 million (September 2002 GBP2.0 million), Engineered & Construction Products GBP0.1 million (September 2002 GBP0.1 million).

b. Operating exceptional items


                                                             4 October          28
                                                                  2003   September
                                                             Unaudited        2002
                                                              3 months   Unaudited
                                                             GBP million  3 months
                                                                               GBP
                                                                           million

Operating profit is after charging the following operating
exceptional items:
Restructuring costs:
Industrial & Automotive                                          (9.6)      (5.6)
Air Systems Components                                           (0.6)      (4.1)
Engineered & Construction Products                               (1.4)      (1.9)
Total before tax                                                (11.6)     (11.6)
Tax attributable                                                   3.6        3.8
Total after tax                                                  (8.0)      (7.8)

Notes to the third quarter's financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

2. Turnover and operating profit for the nine months ended 4 October 2003


a. Segmental analysis              Turnover                     Operating profit*
                        4 October         28         31   4 October        28        31
                             2003  September   December        2003 September  December
                        Unaudited       2002       2002   Unaudited      2002      2002
                         9 months  Unaudited    Audited    9 months Unaudited   Audited
                              GBP   9 months   8 months GBP million  9 months  8 months
                          million        GBP        GBP                   GBP      GBP
                                     million   million                million  million

By activity:
Industrial & Automotive   1,503.3    1,481.5    1,263.9       130.2     119.8      92.8
Air Systems Components      346.6      387.7      325.7        28.8      35.3      25.6
Engineered &                569.4      623.6      507.6        41.8      57.6      47.4
Construction Products
Central costs                   -          -          -      (17.9)    (11.9)    (15.2)
                          2,419.3    2,492.8    2,097.2       182.9     200.8     150.6
Goodwill amortisation           -          -          -       (8.6)     (7.8)     (6.8)
                          2,419.3    2,492.8    2,097.2       174.3     193.0     143.8
By geographical origin:
United States of          1,619.3    1,770.4    1,470.1       146.8     169.3     123.3
America
United Kingdom              161.9      156.8      125.6      (27.1)     (7.4)     (6.4)
Rest of Europe              254.8      220.8      191.1        18.0       6.4       1.6
Rest of the World           383.3      344.8      310.4        45.2      32.5      32.1
                          2,419.3    2,492.8    2,097.2       182.9     200.8     150.6
Goodwill amortisation           -          -          -       (8.6)     (7.8)     (6.8)
                          2,419.3    2,492.8    2,097.2       174.3     193.0     143.8
Turnover by
geographical
destination:
United States of          1,634.4    1,792.9    1,442.3
America
United Kingdom               96.8      106.8       80.4
Rest of Europe              287.4      250.0      215.9
Rest of the World           400.7      343.1      358.6
                          2,419.3    2,492.8    2,097.2


*Operating profit includes the Group's share of the profits of associated undertakings. The split of the profits/(losses) of associated undertakings analysed by class of business is Industrial & Automotive profit of GBP0.6 million (September 2002 (9 months) loss of GBP0.8 million and December 2002 (8 months) profit of GBP0.3 million), Engineered & Construction Products profit of GBP0.1 million (September 2002 (9 months) GBPnil and December 2002 (8 months) profit of GBP0.4 million). The split of the goodwill amortisation charged for the period, analysed by class of business, is Industrial & Automotive GBP2.2 million (September 2002 (9 months) GBP1.1 million and December 2002 (8 months) GBP0.9 million), Air Systems Components GBP6.1 million (September 2002 (9 months) GBP6.4 million and December 2002 (8 months) GBP5.6 million), Engineered & Construction Products GBP0.3 million (September 2002 (9 months) GBP0.3 million and December 2002 (8 months) GBP0.3 million).


Operating expenses:                                 4 October         28         31
                                                         2003  September   December
                                                    Unaudited       2002       2002
                                                     9 months  Unaudited    Audited
                                                  GBP million   9 months   8 months
                                                             GBP million        GBP
                                                                            million

Cost of sales                                         1,735.0    1,786.8    1,496.2
Distribution costs                                      277.8      302.9      254.3
Administration expenses                                 233.6      209.3      203.6
                                                      2,246.4    2,299.0    1,954.1


Notes to the third quarter's financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

2. Turnover and operating profit for the nine months ended 4 October 2003 (continued)


b. Operating exceptional items                       4 October         28         31
                                                          2003  September   December
                                                     Unaudited       2002       2002
                                                      9 months  Unaudited    Audited
                                                   GBP million   9 months   8 months
                                                                     GBP         GBP
                                                                  million    million

Operating profit is after charging the following
operating exceptional items:
Restructuring costs:
Industrial & Automotive                                 (14.1)     (20.7)     (22.2)
Air Systems Components                                   (2.9)      (5.7)      (8.2)
Engineered & Construction Products                      (10.5)      (1.9)      (1.6)
Total before tax                                        (27.5)     (28.3)     (32.0)
Tax attributable                                           8.7        8.9       12.5
Total after tax                                         (18.8)     (19.4)     (19.5)


3. Tax on profit on ordinary activities

                                                     4 October         28         31
                                                          2003  September   December
                                                     Unaudited       2002       2002
                                                      9 months  Unaudited    Audited
                                                   GBP million   9 months   8 months
                                                              GBP million        GBP
                                                                             million


UK                                                       (3.4)        0.5      (2.6)
Overseas                                                  45.4       50.2       36.5
Associated undertakings                                    0.2        0.5        0.5
Deferred tax                                                 -      (6.8)      (5.2)
                                                          42.2       44.4       29.2


A tax charge of GBP4.4 million (September 2002 (9 months) GBP6.9 million and December 2002 (8 months) GBP8.6 million) arises on the exceptional profits/ (losses) on disposals of businesses.

4. Earnings per share

Basic earnings per share are calculated on a profit of GBP83.0 million (September 2002 (9 months) GBP125.6 million and December 2002 (8 months) GBP93.3 million), representing the profit for the period of GBP58.2 million, after deducting the discount on the redemption of the redeemable convertible preference shares on 26 August 2003 of GBP10.8 million and adding back the dividends payable to ordinary shareholders of GBP35.6 million (September 2002 (9 months) profit of GBP68.5 million and ordinary dividends of GBP57.1 million and December 2002 (8 months) profit of GBP31.4 million and ordinary dividends of GBP61.9 million). The calculation is based on 771,153,450 ordinary shares, being the weighted average in issue during the period (September 2002 (9 months) 770,381,192 and December 2002 (8 months) 770,927,221).

Diluted earnings per share are calculated using an adjusted weighted average number of ordinary shares of 772,665,539 (September 2002 (9 months) 996,288,014 and December 2002 (8 months) 996,606,935), after allowing for the exercise of 1,512,089 share options (September 2002 (9 months) 1,715,441 and December 2002 (8 months) 1,498,374) and are calculated on a profit of GBP83.0 million. The preference shares are anti-dilutive at 4 October 2003 and have been excluded from the calculation. In September 2002 (9 months) and December 2002 (8 months) the preference shares were dilutive and the weighted average number of shares also allowed for the conversion of preference shares equating to 224,191,381 ordinary shares for the 9 months ended September 2002 and 224,181,340 ordinary shares for the 8 months ended December 2002. Earnings of GBP155.0 million for the 9 months ended September 2002 and GBP117.8 million for the 8 months ended December 2002 were adjusted for the preference dividend of GBP29.4 million and GBP24.5 million respectively.

The directors have also presented the earnings per share before exceptional items relating to the disposal of businesses and goodwill amortisation on the basis that they believe it represents a useful measure of underlying year on year performance.

Basic earnings per share before operating exceptional items and before goodwill amortisation and exceptional losses relating to the disposal of and exit from businesses and the profit on disposal of fixed assets, are calculated on profit attributable to ordinary shareholders of GBP107.0 million (September 2002 (9 months) GBP126.8 million and December 2002 (8 months) GBP95.9 million), which is stated before goodwill amortisation after tax, of GBP6.3 million (September 2002 (9 months) GBP5.3 million and December 2002 (8 months) GBP4.6 million) and exceptional losses relating to the disposal of and exit from businesses, and the loss on disposal of fixed assets, after tax of GBP17.7 million (September 2002 (9 months) profit GBP4.1 million and December 2002 (8 months) profit GBP2.0 million).

Notes to the third quarter's financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

4. Earnings per share (continued)

Diluted earnings per share before goodwill amortisation and exceptional losses relating to the disposal of and exit from businesses, and the profit on disposal of fixed assets are calculated using an adjusted weighted average number of ordinary shares of 979,294,906 (September 2002 (9 months) 996,288,014 and December 2002 (8 months) 996,606,935) after allowing for the exercise of 1,512,089 share options (September 2002 (9 months) 1,715,441 and December 2002 (8 months) 1,498,374) and for the conversion of preference shares equating to 206,629,367 (September 2002 (9 months) 224,191,381 and December 2002 (8 months)
224,181,340) ordinary shares. The calculation is based on a profit of GBP131.7 million after adjusting for the preference dividend (September 2002 (9 months) GBP156.2 million and December 2002 (8 months) GBP120.4 million).

5. Dividends on equity and non-equity shares


Ordinary shares:                                         4 October         28         31
                                                              2003  September   December
                                                         Unaudited       2002       2002
                                                          9 months  Unaudited    Audited
                                                              GBP    9 months   8 months
                                                          million GBP million        GBP
                                                                                 million
First interim 4.60p - paid 10 November 2003                   35.6          -       35.6
(December 2002 - 4.60p. Paid 7 April 2003)
Second interim nil (December 2002 - 3.40p. Paid 7                -          -       26.3
April 2003)
Final nil (September 2002 - 7.40p. Paid 7 October                -       57.1          -
2002)
                                                              35.6       57.1       61.9


Preference shares:                 Convertible  Redeemable
                                    cumulative convertible
                                   GBP million  cumulative
                                               GBP million
Accrued at 31 December 2002              (2.3)       (2.1)    (4.4)      (4.1)      (8.1)
Foreign exchange translation               0.3         0.3      0.6          -        0.4
Paid during period                        13.7        12.6     26.3       28.7       27.8
Accrued at 4 October 2003                  2.2           -      2.2        4.8        4.4
                                          13.9        10.8     24.7       29.4       24.5

Total dividends                                                60.3       86.5       86.4

The timing of the dividends proposed in the year to 30 April 2002 and in the 8 months to 31 December 2002 was such that a final, rather than an interim, dividend fell in the comparative period. The interim dividend of 4.60p declared in the nine months ended 4 October 2003 is equivalent to the interim dividend paid during the Group's last twelve month accounting period ended 30 April 2002.

6. Reconciliation of operating profit to operating cash flows

                                                  4 October          28         31
                                                       2003   September   December
                                                  Unaudited        2002       2002
                                                   9 months   Unaudited    Audited
                                                GBP million    9 months   8 months
                                                                   GBP       GBP
                                                                million    million

Operating profit                                      173.6       193.8      143.1
Depreciation (net of capital government grants)        97.2        95.1       84.4
Loss/(profit) on sale of tangible fixed assets          0.2         1.0      (0.7)
Amortisation of goodwill                                8.6         7.8        6.8
Amortisation of long term loyalty plan shares           0.2         0.5        0.4
Post-retirement benefits                              (3.3)       (1.7)      (2.0)
Other provisions                                        3.9         4.6        1.0
(Increase)/decrease in stock                          (9.7)        19.9     (28.0)
(Increase)/decrease in debtors                       (47.2)      (22.0)       27.1
Increase/(decrease) in creditors                       17.0        18.0     (14.2)
Net cash inflow from operating activities             240.5       317.0      217.9

Notes to the third quarter's financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

7. Analysis of cash flow for headings netted in the consolidated cash flow statement

Returns on investments and servicing of finance:      4 October         28        31
                                                           2003  September  December
                                                      Unaudited       2002      2002
                                                       9 months  Unaudited   Audited
                                                    GBP million   9 months  8 months
                                                                      GBP     GBP
                                                                  million    million

Interest received                                           2.8       22.8      23.0
Interest paid                                             (5.4)     (16.9)    (26.6)
Interest element of finance lease rental payments         (0.9)      (0.9)     (0.8)
Preference dividends paid                                (26.3)     (28.7)    (27.8)
Investment by minority shareholder                            -        8.1       3.2
Dividends paid to subsidiary companies' minority          (3.9)     (10.0)     (4.4)
shareholders
Net cash outflow from returns on investments and         (33.7)     (25.6)    (33.4)
servicing of finance

Tax received/(paid):
Tax paid                                                 (37.2)     (48.4)    (67.4)
Tax received                                               28.0       11.9       7.9
Net cash outflow from tax received/(paid)                 (9.2)     (36.5)    (59.5)

Capital expenditure:
Purchase of tangible fixed assets                       (101.7)    (113.2)   (105.8)
Sale of tangible fixed assets                              21.7        8.7      11.2
Net cash outflow from capital expenditure                (80.0)    (104.5)    (94.6)

Financial investment:
Purchase of fixed asset investments                           -      (0.2)     (0.2)
Sale of fixed asset investments                               -          -       0.1
Net cash outflow from financial investment                    -      (0.2)     (0.1)

Acquisitions and disposals:
Purchase of subsidiary undertakings                     (156.8)      (6.8)    (10.9)
Net cash/(overdrafts) acquired with subsidiary             11.0      (0.3)     (0.3)
undertakings
Sale of subsidiary undertakings                            40.8       57.1      56.2
Net cash disposed with subsidiary undertakings            (1.3)      (0.1)     (0.1)
Net cash (outflow)/inflow from acquisitions and         (106.3)       49.9      44.9
disposals

Financing:
Share issues (net of costs)                                 0.6        2.1       1.1
Redemption of redeemable convertible cumulative         (384.5)          -         -
preference shares
Buy back of own shares                                        -      (0.2)         -
Mark to market of hedging instruments                         -      (6.1)         -
Debt due within one year:
Decrease in short term borrowings                           1.5        0.6     (7.1)
Additional bank loans                                       1.2        1.3       1.2
Repayment of other loans                                  (0.3)      (1.3)     (1.5)
Debt due after more than one year:
Additional/(repayment of) bank and other loans            (6.1)      (1.9)    (11.5)
Additional other loans                                    304.0          -         -
Capital element of finance lease rental payments          (3.1)      (2.7)     (1.0)
Cash flow decreasing debt and lease financing             297.2      (4.0)    (19.9)
Net cash outflow from financing                          (86.7)      (8.2)    (18.8)

Notes to the third quarter's financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

7. Analysis of cash flow for headings netted in the consolidated cash flow statement (continued)

Management of liquid resources:                      4 October         28        31
                                                          2003  September  December
                                                     Unaudited       2002      2002
                                                      9 months  Unaudited   Audited
                                                   GBP million   9 months  8 months
                                                                   GBP       GBP
                                                                 million    million

Decrease/(increase) in cash on deposit                    20.6     (98.8)     109.2
(Increase)/decrease in collateralized cash               (2.4)        2.1       0.2
Cash flow decreasing/(increasing) cash on deposit         18.2     (96.7)     109.4
and collateralized cash


8. Analysis of net funds
                                              Acquisitions                             31
                          4 October            (excl. cash     Other             December
                               2003     Cash             &  non-cash   Exchange      2002
                          Unaudited     flow    overdrafts)  changes   movement   Audited
                              GBP       GBP         GBP         GBP      GBP        GBP
                           million    million    million     million   million     million
Cash on demand                135.9     (82.2)           -         -       19.2     198.9
Overdrafts                   (37.3)     (36.3)           -         -        0.8      (1.8)
                                       (118.5)
Debt due after more than    (454.9)    (297.8)        (2.8)        -       (0.2)   (154.1)
one year
Debt due within one year     (16.1)      (2.5)           -         -       (1.6)    (12.0)
Finance leases               (18.4)       3.1            -      (4.4)       0.4     (17.5)
                                       (297.2)
Cash on deposit               118.8     (20.6)           -         -       (3.2)    142.6
Collateralized cash             3.9       2.4            -         -          -       1.5
                                        (18.2)

Net funds                   (268.1)    (433.9)        (2.8)     (4.4)      15.4     157.6


9. Debtors
                                                    4 October         28        31
                                                         2003  September  December
                                                    Unaudited       2002      2002
                                                  GBP million  Unaudited   Audited
                                                                   GBP       GBP
                                                                million    million
Amounts falling due within one year:
Trade debtors                                           466.1      475.2     405.6
Amounts recoverable on long term contracts               10.0       10.7      13.4
Corporation tax                                          13.4       42.6      32.5
Deferred tax                                             32.7       35.9      32.2
Other taxes and social security                           4.3        4.5       4.8
Other debtors                                            34.4       29.4      35.9
Prepayments and accrued income                           62.9       67.8      55.9
Collateralized cash                                       3.9        1.6       1.5
                                                        627.7      667.7     581.8
Amounts falling due after more than one year:
Deferred tax                                             14.0        9.4      14.5
Other debtors                                            25.2       32.5      28.2
                                                        666.9      709.6     624.5


Notes to the third quarter's financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

10. Creditors: amounts falling due within one year
                                                     4 October         28         31
                                                          2003  September   December
                                                     Unaudited       2002       2002
                                                   GBP million  Unaudited    Audited
                                                                    GBP        GBP
                                                                  million    million

Unsecured loan notes                                       0.4        1.8        0.4
Other loans                                                0.2        0.5        0.5
Obligations under finance leases                           3.9        3.6        3.6
Bank loans and overdrafts                                 52.8       20.0       12.8
Amounts due on long term contracts                         1.0        0.4        0.9
Trade creditors                                          218.1      213.6      193.6
Bills of exchange payable                                  1.4        1.2        1.6
Corporation tax                                           20.2       47.0        5.0
Other taxes and social security                           15.3       14.2       12.9
Other creditors                                           59.7       67.8       63.9
Proposed and accrued dividends                            37.8       61.9       66.3
Accruals and deferred income                             143.1      146.7      128.7
                                                         553.9      578.7      490.2

11. Creditors: amounts falling due after more than one year

                                                     4 October         28         31
                                                          2003  September   December
                                                     Unaudited       2002       2002
                                                   GBP million  Unaudited    Audited
                                                                   GBP         GBP
                                                                  million    million

Other loans                                              400.0      162.6      152.5
Obligations under finance leases                          14.5       13.7       13.9
Bank loans                                                54.9        1.7        1.7
Other creditors                                           75.2       66.7       70.6
Accruals and deferred income                               4.3        4.9        4.6
                                                         548.9      249.6      243.3


12. Provisions for liabilities and charges

                                         Post-
                                    retirement   Deferred  Other tax      Other
                                      benefits        tax provisions provisions      Total
                                   GBP million       GBP      GBP         GBP         GBP
                                                    million  million  million      million

At 31 December 2002 (Audited)            183.8        5.3      266.6       64.1      519.8

Foreign exchange translation             (5.0)        0.1       (3.4)      (0.1)      (8.4)
Subsidiaries acquired                        -       11.9          -          -       11.9
Charge for the period                      6.9          -          -       53.1       60.0
Released in the period                       -          -          -      (33.1)     (33.1)
Utilised during the period              (10.9)          -          -      (18.8)     (29.7)
Subsidiaries disposed                        -       (0.8)         -       (0.1)      (0.9)
At 4 October 2003 (Unaudited)            174.8       16.5      263.2       65.1      519.6

Other provisions include provisions for restructuring costs, disposals and warranties.



Notes to the third quarter's financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

13. Share capital and reserves

At an Extraordinary General Meeting held on 11 August 2003, approval was given for the early redemption of the US dollar denominated 4.344% voting redeemable convertible cumulative preference shares of US$50 each at a redemption price of US$48.50 per share. On the same day, approval was given for the early redemption at a Separate Class Meeting of redeemable preference shareholders. The shares were redeemed on 26 August 2003. A capital redemption reserve was established on redemption of the voting redeemable convertible cumulative preference shares.

On 4 October 2003, the unconsolidated reserves of Tomkins plc totalled GBP1,106.7 million, comprising share premium of GBP92.7 million, a capital redemption reserve of GBP461.9 million, a merger reserve of GBP115.4 million, a capital reserve of GBP56.5 million and a profit and loss account of GBP380.2 million. In the opinion of the directors, all of the capital reserve and profit and loss account of the Company are distributable.

14. Contingencies

The Group is from time to time a party to legal proceedings and claims, which arise in the ordinary course of business. The directors do not anticipate that the outcome of any of these proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.

15. Acquisitions and disposals

Acquisition On 18 June 2003 Tomkins acquired Stackpole Limited for a cash consideration, before costs, of Cdn$350 million. Goodwill of GBP81.5 million, the calculation of which is provisional, has been capitalised on acquisition.

Disposals
On 27 January 2003 Tomkins sold the business and assets of Milliken Valve Company Inc. for a cash consideration of US$7.3 million (GBP4.5 million), resulting in a gain on disposal of GBP2.5 million.

On 30 June 2003 Tomkins sold its 62.4% investment in the business and assets of Cobra Investments (Pty) Limited for a cash consideration of GBP7.4 million of which GBP1.7 million was deferred. GBP21.0 million of goodwill previously written off to reserves was written off to the profit and loss account, resulting in a loss on disposal of GBP24.1 million.

On 22 August 2003 Tomkins sold Gates Formed-Fibre Products, Inc., for a cash consideration before costs of US$47.0 million (GBP29.7 million) resulting in a net gain on disposal of GBP3.9 million, after charging GBP8.9 million of goodwill previously written off to reserves.

16. Basis of preparation

The financial statements are for the 277 days ended 4 October 2003. The comparative figures are for the 280 days ended 28 September 2002 and the 245 days ended 31 December 2002.

The financial statements for the nine months ended 4 October 2003, which were approved by the directors on 20 November 2003, have been prepared in accordance with the accounting policies detailed in the financial statements for the eight months ended 31 December 2002.

The financial information for the eight months ended 31 December 2002 has been extracted from the December 2002 Report & Accounts, but does not comprise statutory financial statements for the purpose of Section 240 of the Companies Act 1985. A copy of those statements has been filed with the Registrar of Companies on which an unqualified report has been made by the auditors under
Section 237(2) or 237(3) of the Companies Act 1985.


Information prepared under accounting principles generally accepted in the United Kingdom (Unaudited)

Three months ended 4 October   Industrial        Air Engineered &
2003                                    &    Systems Construction    Central
                               Automotive Components     Products      Costs      Total
                              GBP million     GBP          GBP         GBP        GBP
                                             million    million     million     million

Turnover                            513.0      119.3        188.0          -      820.3

Operating profit before              46.5       14.4         19.7       (6.2)      74.4
operating exceptional items
and goodwill amortisation
Operating exceptional items         (9.6)      (0.6)        (1.4)          -      (11.6)

Operating profit before              36.9       13.8         18.3       (6.2)      62.8
goodwill amortisation
Goodwill amortisation               (1.4)      (2.0)        (0.1)          -       (3.5)

Operating profit                     35.5       11.8         18.2       (6.2)      59.3

Operating profit margin,             9.1%      12.1%        10.5%          -        9.1%
before operating exceptional
items and goodwill
amortisation


Nine months ended 4 October
2003
Turnover                          1,503.3      346.6        569.4          -    2,419.3

Operating profit before             144.3       31.7         52.3      (17.9)     210.4
operating exceptional items
and goodwill amortisation
Operating exceptional items        (14.1)      (2.9)       (10.5)          -      (27.5)

Operating profit before             130.2       28.8         41.8      (17.9)     182.9
goodwill amortisation
Goodwill amortisation               (2.2)      (6.1)        (0.3)          -       (8.6)

Operating profit                    128.0       22.7         41.5      (17.9)     174.3

Operating profit margin,             9.6%       9.1%         9.2%          -        8.7%
before operating exceptional
items and goodwill
amortisation


Three months ended 28
September 2002
Turnover                            464.3      122.9        192.4          -      779.6

Operating profit before              44.7       13.7         18.9       (7.2)      70.1
operating exceptional items
and goodwill amortisation
Operating exceptional items         (5.6)      (4.1)        (1.9)          -      (11.6)

Operating profit before              39.1        9.6         17.0       (7.2)      58.5
goodwill amortisation
Goodwill amortisation               (0.4)      (2.0)        (0.1)          -       (2.5)

Operating profit                     38.7        7.6         16.9       (7.2)      56.0

Operating profit margin,             9.6%      11.1%         9.8%          -        9.0%
before operating exceptional
items and goodwill
amortisation


Nine months ended 28 September
2002

Turnover                          1,481.5      387.7        623.6          -    2,492.8

Operating profit before             140.5       41.0         59.5      (11.9)     229.1
operating exceptional items
and goodwill amortisation
Operating exceptional items        (20.7)      (5.7)        (1.9)          -      (28.3)

Operating profit before             119.8       35.3         57.6      (11.9)     200.8
goodwill amortisation
Goodwill amortisation               (1.1)      (6.4)        (0.3)          -       (7.8)

Operating profit                    118.7       28.9         57.3      (11.9)     193.0

Operating profit margin,             9.5%      10.6%         9.5%          -        9.2%
before operating exceptional
items and goodwill
amortisation


6. FINANCIAL INFORMATION IN US DOLLARS UNDER US GAAP


Consolidated profit and loss account for the three months ended 4 October 2003 prepared under accounting principles generally accepted in the United States of America (Unaudited)

For the three months ended 4 October 2003             Notes   4 October          28
                                                                   2003   September
                                                               3 months        2002
                                                              $ million    3 months
                                                                          $ million

Net sales                                               a       1,245.7     1,117.4
Cost of sales                                                   (887.1)     (786.0)
Gross profit                                                      358.6       331.4
Selling, general and administrative expenses                    (278.9)     (236.9)
Operating income from continuing operations             a          79.7        94.5
Interest income                                                     3.5        11.4
Interest expense                                                  (8.7)      (10.1)
Other income                                                        2.3         7.6
Income from continuing operations before taxes,                    76.8       103.4
minority interest, equity in net income of associates
and cumulative effect of change in accounting
principle
Income taxes                                                     (23.1)      (18.7)
Income from continuing operations before minority                  53.7        84.7
interest, equity in net income of associates and
cumulative effect of change in accounting principle
Minority interest                                                 (2.5)       (2.9)
Equity in net income of associates                                  0.2         0.1
Income from continuing operations before cumulative                51.4        81.9
effect of change in accounting principle
Income from discontinued operations, net of tax of $                3.2         0.7
1.5m ($0.3m)
Gain on disposal of discontinued operations, net of                 4.5           -
tax of $4.0m
Income before cumulative effect of change in                       59.1        82.6
accounting principle
Cumulative effect of change in accounting principle,    c          19.2           -
net of tax of $nil
Net income                                                         78.3        82.6

Net income per common share
Basic
Income from continuing operations before cumulative               5.17c       8.72c
effect of change in accounting principle
Income from discontinued operations                               0.42c       0.09c
Gain on disposal of discontinued operations                       0.58c           -
Income before cumulative effect of change in                      6.17c       8.81c
accounting principle
Cumulative effect of change in accounting principle               2.49c           -
Net income                                                        8.66c       8.81c
Diluted

Income from continuing operations before cumulative               5.16c       8.22c
effect of change in accounting principle
Income from discontinued operations                               0.41c       0.07c
Gain on disposal of discontinued operations                       0.58c           -
Income before cumulative effect of change in                      6.15c       8.29c
accounting principle
Cumulative effect of change in accounting principle               2.48c           -
Net income                                                        8.63c       8.29c



Consolidated profit and loss account for the nine months ended 4 October 2003 prepared under accounting principles generally accepted in the United States of America (Unaudited)

For the nine months ended 4 October 2003         Notes  4 October        28        31
                                                             2003 September  December
                                                         9 months      2002      2002
                                                        $ million  9 months  8 months
                                                                  $ million $ million

Net sales                                           a     3,623.2   3,370.3   2,962.6
Cost of sales                                           (2,567.8) (2,390.7) (2,089.5)
Gross profit                                              1,055.4     979.6     873.1
Selling, general and administrative expenses              (787.3)   (690.4)   (683.3)
Operating income from continuing operations         a       268.1     289.2     189.8
Interest income                                              14.3      42.5      26.7
Interest expense                                           (19.7)    (37.6)    (26.2)
Other income/(expense)                                       20.3     (5.3)      16.1
Income from continuing operations before taxes,             283.0     288.8     206.4
minority interest, equity in net income of
associates and cumulative effect of change in
accounting principle
Income taxes                                               (65.2)    (56.2)    (38.6)
Income from continuing operations before minority           217.8     232.6     167.8
interest, equity in net income of associates and
cumulative effect of change in accounting
principle
Minority interest                                           (9.7)     (7.1)     (8.1)
Equity in net income/(loss) of associates                     1.0     (1.2)       0.6
Income from continuing operations before                    209.1     224.3     160.3
cumulative effect of change in accounting
principle
Income/(loss) from discontinued operations, net               2.4     (0.9)       6.6
of tax of $2.4m, ($1.1m), ($0.2m)
Gain/(loss) on disposal of discontinued                      53.5       2.2     (0.8)
operations, net of tax of $7.1m, ($9.9m),
($13.2m)
Income before cumulative effect of change in                265.0     225.6     166.1
accounting principle
Cumulative effect of change in accounting           c        19.2    (47.3)    (47.3)
principle, net of tax of $nil
Net income                                                  284.2     178.3     118.8

Net income per common share
Basic
Income from continuing operations before                   21.93c    23.47c    15.91c
cumulative effect of change in accounting
principle
Income/(loss) from discontinued operations                  0.31c   (0.12c)     0.86c
Gain/(loss) on disposal of discontinued                     6.94c     0.29c   (0.10c)
operations
Income before cumulative effect of change in               29.18c    23.64c    16.67c
accounting principle
Cumulative effect of change in accounting                   2.49c   (6.14c)   (6.14c)
principle
Net income                                          b      31.67c    17.50c    10.53c
Diluted

Income from continuing operations before                   21.35c    22.51c    16.09c
cumulative effect of change in accounting
principle
Income/(loss) from discontinued operations                  0.25c   (0.09c)     0.66c

Gain/(loss) on disposal of discontinued                     5.46c     0.22c   (0.08c)
operations

Income before cumulative effect of change in               27.06c    22.64c    16.67c
accounting principle
Cumulative effect of change in accounting                   1.96c   (4.75c)   (4.75c)
principle

Net income                                          b      29.02c    17.89c    11.92c



Consolidated cash flow statement prepared under accounting principles generally accepted in the United States of America (Unaudited)

                                                             4          28         31
                                                       October   September   December
                                                          2003        2002       2002
                                                      9 months    9 months   8 months
                                                     $ million  $ million  $ million

Cash flow from operating activities
Net income                                               284.2       178.3      118.8
Depreciation and amortisation                            145.2       200.3      218.2
Deferred income taxes                                      6.8         1.5        6.9
Unremitted equity (earnings)/losses                      (0.3)         1.9      (0.3)
(Income)/loss from discontinued operations               (2.4)         0.9      (6.6)
(Gain)/loss on disposal of business                     (53.5)       (2.2)        0.8
Minority interest                                          9.7         7.1        8.1
Other non cash items (net)                                 6.1         1.0      (5.7)
(Increase)/decrease in accounts receivable              (78.3)      (42.2)       30.5
(Increase)/decrease in inventory                        (15.8)        25.0     (45.9)
Increase/(decrease) in accounts payable and accrued       62.3     (133.7)     (99.1)
liabilities (net)
Net cash provided by operating activities                364.0       237.9      225.7
Cash flows from investing activities
Capital expenditure                                    (119.4)     (151.1)    (138.2)
Proceeds from the sale of subsidiaries                    63.5        83.0       82.7
Investment in subsidiaries, net of cash acquired       (245.3)      (10.5)     (17.7)
Other (net)                                                  -        11.7        4.9
Net cash used in investing activities                  (301.2)      (66.9)     (68.3)
Cash flows from financing activities
Bank loans repayment                                     (0.6)       (8.7)     (84.2)
Bank loans drawdown                                      542.9         2.8        1.8
Issuance of ordinary shares                                1.0           -        1.7
Redemption of redeemable convertible cumulative        (603.3)           -          -
preference shares
Dividend payments                                      (130.2)     (108.5)    (138.4)
Other (net)                                                  -       (6.2)          -
Net cash used in financing activities                  (190.2)     (120.6)    (219.1)
Net cash (used)/provided by discontinued operations     (11.8)         3.0        5.0
Effect of exchange rate changes on cash                   18.2        21.5       29.5
Net (decrease)/ increase in cash and cash equivalents  (121.0)        74.9     (27.2)
Cash and cash equivalents at beginning of period         552.2       543.6      579.4
Cash and cash equivalents at end of period               431.2       618.5      552.2

Supplemental schedule of investing and financing
activities:
Cash (paid)/received during the period for interest      (5.6)         7.4      (6.8)
Cash paid during the period for income taxes            (14.8)      (54.0)     (91.2)
Non cash investing and financing activities:
Capital lease additions                                  (7.1)           -          -



Consolidated balance sheet prepared under accounting principles generally accepted in the United States of America (Unaudited)

                                                       4 October          28         31
                                                            2003   September   December
                                                       $ million        2002       2002
                                                                   $ million  $ million
Assets
Current assets
Cash and cash equivalents                                  431.2       618.5      552.2
Accounts receivable (net)                                  767.2       798.1      718.1
Inventories (net)                                          627.1       605.3      622.1
Deferred income taxes                                       42.2        34.0       53.1
Prepayments and other assets                               140.4       129.8      117.5
Assets held for sale                                       188.9           -        4.5
Total current assets                                     2,197.0     2,185.7    2,067.5
Long term assets
Property, plant and equipment                            1,355.4     1,266.9    1,288.5
Goodwill                                                 1,753.3     1,706.5    1,661.2
Intangible assets                                           52.0         0.6        9.7
Deferred income taxes                                       98.2        84.6      125.6
Other long term assets                                      37.1        47.7       48.2
Total assets                                             5,493.0     5,292.0    5,200.7
Liabilities and shareholders' equity
Current liabilities
Bank loans                                                  95.2        37.3       27.9
Accounts payable                                           338.5       347.8      320.7
Other current liabilities                                  466.2       522.6      415.4
Taxes payable                                              452.2       419.7      384.9
Liabilities held for sale                                   81.9           -        1.1
Total current liabilities                                1,434.0     1,327.4    1,150.0
Long term liabilities
Bank loans, long term                                      782.8       280.0      270.6
Pension obligations                                        306.0        86.5      306.2
Post retirement obligations other than pensions            291.5       297.1      295.9
Other long term liabilities                                 56.5        63.0       56.3
Total liabilities                                        2,870.8     2,054.0    2,079.0
Redeemable convertible cumulative preference shares,           -       621.9      621.9
par value $50; authorised shares - 25,200,000; issued
and outstanding shares - nil (28 September 2002:
12,438,282; 31 December 2002: 12,438,282)
Minority interest                                           58.2        54.7       61.2
Shareholders' equity
Common stock, par value 5p; authorised shares -             64.5        60.7       62.3
1,585,164,220; issued and outstanding shares -
773,212,438 (28 September 2002: 772,964,144; 31
December 2002: 772,973,339)
Convertible cumulative preferred stock, par value $50;     562.2       530.3      542.9
authorised shares - 13,920,000; issued and outstanding
shares - 10,506,721 (28 September 2002: 10,507,478; 31
December 2002: 10,507,478)
Treasury stock                                             (7.3)       (6.6)      (7.1)
Additional paid-in capital                                 154.6       145.0      148.4
Retained earnings                                        1,408.4     1,929.0    1,943.5
Restricted reserves                                        770.2       104.7      107.2
Accumulated other comprehensive loss                     (388.6)     (201.7)    (358.6)
Total shareholders' equity                               2,564.0     2,561.4    2,438.6
Total liabilities and shareholders' equity               5,493.0     5,292.0    5,200.7


Notes to the third quarter's financial statements prepared under accounting principles generally accepted in the United States of America (Unaudited)

a. Analysis by business segment
(i) Three months ended 4 October 2003                        4 October          28
                                                                  2003   September
                                                              3 months        2002
                                                             $ million    3 months
                                                                         $ million
Net sales
Industrial & Automotive                                          817.6       706.4
Air Systems Components                                           192.4       190.6
Engineered & Construction Products                               235.7       220.4
                                                               1,245.7     1,117.4
Operating income
Industrial & Automotive                                           39.1        64.5
Air Systems Components                                            22.8        15.4
Engineered & Construction Products                                32.3        26.5
Central Costs                                                   (14.5)      (11.9)
                                                                  79.7        94.5


(ii) Nine months ended 4 October 2003             4 October         28 31 December
                                                       2003  September        2002
                                                   9 months       2002    8 months
                                                  $ million   9 months   $ million
                                                             $ million
Net sales
Industrial & Automotive                             2,371.0    2,111.1     1,877.6
Air Systems Components                                558.5      573.9       499.5
Engineered & Construction Products                    693.7      685.3       585.5
                                                    3,623.2    3,370.3     2,962.6
Operating income
Industrial & Automotive                               172.9      185.4       127.4
Air Systems Components                                 47.1       53.3        39.3
Engineered & Construction Products                     84.8       91.1        89.4
Central Costs                                        (36.7)     (22.9)      (16.6)
                                                      268.1      306.9       239.5
Goodwill amortisation                                     -     (17.7)           -
Goodwill impairment                                       -          -      (49.7)
                                                      268.1      289.2       189.8

Tomkins adopted US Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" with effect from 1 May 2002. As a result there was no goodwill amortisation charged to operating profit in the nine months ended 4 October 2003 under US GAAP, whilst the nine months ended 28 September 2002 included goodwill amortisation of $17.7 million (eight months ended 31 December 2002 $nil). For the eight months ended 31 December 2002 there was a goodwill impairment charge of $49.7 million, following the initial impairment charge on adoption of the standard discussed in Note c.

Notes to the third quarter's financial statements prepared under accounting principles generally accepted in the United States of America (Unaudited) (continued)

b. Net income per common share

Basic net income per common share is calculated on an income of $244.2 million (September 2002 (9 months) $134.8 million and December 2002 (8 months) $81.2 million), representing the net income for the period after adjusting for the preference dividend of $40.0 million (September 2002 (9 months) $43.5 million and December 2002 (8 months) $37.6 million), and on 771,153,450 ordinary shares being the weighted average in issue during the period (September 2002 (9 months) 770,381,192 and December 2002 (8 months) 770,927,221).

Diluted net income per common share is calculated on an adjusted weighted average number of ordinary shares of 979,294,906 (September 2002 (9 months) 996,288,014 and December 2002 (8 months) 996,606,935) after allowing for the exercise of 1,512,089 share options (September 2002 (9 months) 1,715,441 and December 2002 (8 months) 1,498,374) and is calculated on an income of $284.2 million (September 2002 (9 months) $178.3 million and December 2002 (8 months) $118.8 million). The weighted average number of shares also allows for the conversion of preference shares equating to 206,629,367 ordinary shares (September 2002 (9 months) 224,191,381 and December 2002 (8 months) 224,181,340)
and income was adjusted for the preference dividend of $40.0 million (September 2002 (9 months) $43.5 million and December 2002 (8 months) $37.6 million).

c. Changes of accounting principle

SFAS No. 142, "Goodwill and Other Intangible Assets"
With effect from 1 May 2002, Tomkins adopted SFAS No. 142, which requires, inter alia, that goodwill should no longer be amortised but should be subject to an impairment review initially on adoption of the standard and, thereafter, at least on an annual basis.

As a result of the initial impairment review, an impairment loss of GBP32.7 million ($47.3 million) was recognised as a cumulative effect of change in accounting principle on 1 May 2002. Since the initial impairment review, a further impairment loss of GBP30.9 million ($49.7 million) was recognised as at 31 December 2002.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" Tomkins has adopted US Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146") which is effective for exit or disposal activities initiated after 31 December 2002. SFAS No. 146 requires the recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred. Under UK GAAP, these costs are recognized at the time a plan to exit or dispose of a business is demonstratively committed to by management. This has resulted in a US GAAP adjustment to reverse provisions of GBP17.4 million ($28.0 million) recognized under UK GAAP in the nine months ended 4 October 2003.

SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" Tomkins adopted SFAS No. 150 on 6 July 2003, which requires that the redeemable convertible cumulative preference shares be reclassified as liabilities and carried at their fair value and any dividends be reclassified as interest, following adoption of the standard. On adoption, a gain of GBP11.9 million ($19.2 million) has been recognised as a cumulative effect of change in accounting principle.


7. RECONCILIATION OF FINANCIAL INFORMATION IN STERLING UNDER UK GAAP TO

FINANCIAL INFORMATION IN US DOLLARS UNDER US GAAP (Unaudited)

                                                     4 October         28        31
                                                          2003  September  December
                                                      9 months       2002      2002
                                                   GBP million   9 months  8 months
                                                                    GBP      GBP
                                                                 million    million
Profit attributable to shareholders
Net income before dividends under UK GAAP                107.7      155.0     117.8
US GAAP adjustments:
Goodwill amortisation                                      8.6      (4.4)       6.8
Goodwill impairment                                          -          -    (30.9)
Adjustments to fair value of net assets acquired         (0.2)          -         -
Amortisation of intangible assets                        (1.0)      (0.3)     (0.1)
Gain/(loss) on disposal of operations                     22.6      (2.6)     (2.5)
Pension costs                                              2.7        7.6       6.8
Share options                                            (3.8)      (0.7)       3.7
Capitalised interest                                       2.1        2.6       2.2
Deferred income tax                                      (4.2)      (1.0)     (4.5)
Derivatives                                               13.7      (3.6)      10.5
Costs of preference share redemption                     (1.1)          -         -
Reversal of provision for costs on exit of business       17.4          -         -
(see Section 6 note c)
Changes in accounting principle (see Section 6 note       11.9     (32.7)    (32.7)
c)
Net income under US GAAP                                 176.4      119.9      77.1

                                                     $ million  $ million $ million
Net income under US GAAP expressed in US dollars at      284.2      177.5     118.3
an average exchange rate of GBP1 = $1.6114 (September
2002 GBP1= $1.4802 and December 2002 GBP1 = $1.5335)
Items translated at actual exchange rates                    -        0.8       0.5
Net income under US GAAP expressed in US dollars         284.2      178.3     118.8

                                                            4          28         31
                                                      October   September   December
                                                         2003        2002       2002
                                                  GBP million        GBP       GBP
                                                                  million    million

Shareholders' equity
Shareholders' equity under UK GAAP                      737.7     1,089.7    1,039.5
US GAAP adjustments:
Pension liabilities                                   (149.2)      (29.6)    (157.7)
Dividends                                                   -           -       61.9
Share options                                             0.7           -        0.7
Deferred income tax                                      65.4        38.2       69.6
Investment in own shares                                (0.1)       (0.5)      (0.2)
Redeemable convertible cumulative preference shares         -     (395.5)    (386.3)
Capitalised interest                                     14.9        13.2       12.8
Derivatives                                              10.6           -        5.0
Goodwill (net)                                          809.1       912.9      863.5
Intangibles (net)                                        31.2         0.4        6.0
Reversal of provision for costs on exit of business      17.4           -          -
(see Section 6 note c)
Shareholders' equity under US GAAP                    1,537.7     1,628.8    1,514.8

                                                    $ million  $ million  $ million

Shareholders' equity under US GAAP expressed in US    2,564.0     2,561.4    2,438.6
dollars at a closing exchange rate of GBP1 = $1.6674
(September 2002 GBP1= $1.5726 and December 2002 GBP1 =
$1.6099)




                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  20 November 2003

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary